UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 001-7320

ANR PIPELINE COMPANY
New York Stock Exchange Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

717 Texas Avenue, Suite 2400
Houston, Texas 77002
(713) 420-2600

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

9.625 % Debentures Due 2021 (Symbol: ANR 21, CUSIP 001814AR3)
7.375 % Debentures Due 2024 (Symbol: ANR 24, CUSIP 001814AQ5)
7 % Debentures Due 2025 (Symbol: ANR 25, CUSIP 001814AS1)

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)
☐ 17CFR240.12d2-2(a)(2)
☐ 17CFR240.12d2-2(a)(3)
☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, ANR Pipeline Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 30, 2007	By	/s/ Tom Janish	Controller and Principal Financial Officer
Tom Janish
Date		Name	Title

1.	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.